Free Writing Prospectus to Preliminary Pricing Supplement No. 710

Registration Statement Nos. 333-275587; 333-275587-01

Dated January 23, 2024; Filed pursuant to Rule 433

Morgan Stanley

2-Year SPX Dual Directional Knock-Out Notes with Daily Trigger Monitoring

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying:	S&P 500® Index (SPX)
Trigger event:

A trigger event occurs if, on any index business day from but excluding the pricing date to and including the valuation date, the index closing value of the underlying index is greater than the upside knock-out level or less than the downside knock-out level. If a trigger event occurs on any index business day during the term of the notes, you will receive at maturity only $1,000 plus the upside payment.

Upside payment:	At least 5.95% of principal
Upside knock-out level:	120% of the initial index value
Downside knock-out level:	80% of the initial index value
Pricing date:	January 26, 2024
Valuation date:	January 26, 2026
Maturity date:	January 29, 2026
CUSIP:	61771WPR3
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988224001196/ms710_424b2-00657.htm
[1]All payments are subject to our credit risk

Hypothetical Payout at Maturity*
Index return	Payment at Maturity
	A trigger event HAS NOT occurred	A trigger event HAS occurred
+60%	N/A	$1,059.50*
+40%	N/A	$1,059.50*
+30%	N/A	$1,059.50*
+21%	N/A	$1,059.50*
+20%	$1,200.00	$1,059.50*
+10%	$1,100.00	$1,059.50*
+5.95%	$1,059.50*	$1,059.50*
+5%	$1,059.50*	$1,059.50*
+3%	$1,059.50*	$1,059.50*
0%	$1,059.50*	$1,059.50*
-3%	$1,059.50*	$1,059.50*
-5%	$1,059.50*	$1,059.50*
-5.95%	$1,059.50*	$1,059.50*
-10%	$1,100.00	$1,059.50*
-20%	$1,200.00	$1,059.50*
-21%	N/A	$1,059.50*
-30%	N/A	$1,059.50*
-40%	N/A	$1,059.50*
-60%	N/A	$1,059.50*
-80%	N/A	$1,059.50*
-100%	N/A	$1,059.50*
*The table assumes an upside payment of 5.95% of principal

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●The notes do not pay interest and may not pay more than a minimum positive return of 5.95% at maturity.

●You may not participate in any performance of the underlying index, and your maximum gain on the notes is limited by the upside knock-out level and downside knock-out level.

●The market price of the notes will be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The estimated value of the notes is approximately $979.40 per note, or within $35.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The final index value is not based on the value of the underlying index at any time other than the valuation date.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●Investing in the notes is not equivalent to investing in the underlying index.

●The notes will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your notes for the entire 2-year term of the notes.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Risks Relating to the Underlying Index

●Adjustments to the underlying index could adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes –Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.